FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on September 11, 2013

Tel Aviv, September 11, 2013 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") hereby announces, further to its announcement on August 30, 2013, that the Settlement Agreement between Enablence Technologies Inc. ("Enablence") and its debenture-holders, including Elron, was completed yesterday. As a result:

1.
Out of the consideration Enablence paid the debenture-holders, Elron received an amount of approximately $2.8 million, as follows: approximately $1.7 million in cash, of which an amount of $0.4 million was paid in Enablence shares which were purchased in cash by an Enablence shareholder as part of the Settlement Agreement; and approximately $1.1 million in Enablence shares. The shares received as part of the Settlement Agreement are subject to a four month lockup period in accordance with Canadian securities legislation.

2.
Elron will record a net gain in the third quarter of 2013 in the amount of its share in the Settlement Agreement consideration, estimated at this stage at approximately $3 million, in respect of the previously recognized impairment's partial cancellation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LT (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  September 11, 2013